Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-275898

Pricing Supplement Dated December 21, 2023 To the Product Prospectus Supplement ERN-EI-1, the Prospectus Supplement and the Prospectus, Each Dated December 20, 2023	$1,340,000 Absolute Return Barrier Notes Linked to the S&P 500® Index, Due June 26, 2025 Royal Bank of Canada

Royal Bank of Canada is offering Absolute Return Barrier Notes (the “Notes”) linked to the performance of the S&P 500® Index (the “Reference Asset”).
Reference Asset	Initial Level	Lower Barrier Level*	Upper Barrier Level*
S&P 500® Index	4,746.75	3,821.13, which is 80.5% of the Initial Level	5,672.37, which is 119.5% of the Initial Level
* Rounded to two decimal places.
•
A "Barrier Event" will occur if the closing level of the Reference Asset on any trading day after the Trade Date and on or prior to the Valuation Date is (a) less than the Lower Barrier Level or (b) greater than the Upper Barrier Level.

•	We will pay at maturity, for each $1,000 in principal amount:
•	If a Barrier Event has occurred, $1,020 (representing a return of 2%).
•	If a Barrier Event has not occurred,
•	If the Percentage Change is greater than or equal to 0%, $1,000 plus a return equal to the Percentage Change (as defined below).
•	If the Percentage Change is less than 0%, $1,000 plus a positive return equal to the absolute value of the Percentage Change.
If a Barrier Event has not occurred, the payment on the Notes per $1,000 in principal amount will be between $1,000 and $1,195.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: December 27, 2023
Maturity Date: June 26, 2025
CUSIP: 78017F3S0
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this pricing supplement, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement and on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$1,340,000.00
Underwriting discounts and commissions(1)	1.227%	$16,443.75
Proceeds to Royal Bank of Canada	98.773%	$1,323,556.25
(1) We or one of our affiliates may pay varying selling concessions of up to $15.00 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $985.00 and $1,000 per $1,000 in principal amount. In addition, RBCCM or one of its affiliates may pay a referral fee to a broker-dealer that is not affiliated with us in an amount of up to 0.25% of the principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date was $976.27 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	S&P 500® Index (“SPX”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	December 21, 2023
Issue Date:	December 27, 2023
Valuation Date:	June 23, 2025
Maturity Date:	June 26, 2025, subject to extension for market and other disruptions, as described in the product prospectus supplement dated December 20, 2023.
Payment at Maturity (if held to maturity):
The payment on the Notes at maturity will depend upon the Final Level, and whether a Barrier Event occurs.
We will pay at maturity, for each $1,000 in principal amount:
•         If a Barrier Event has occurred, $1,020 (representing a return of 2%), and no additional payment will be made on the Notes.
•         If a Barrier Event has not occurred:
•     If the Percentage Change is greater than or equal to 0%:
$1,000 + ($1,000 x Percentage Change)
•     If the Percentage Change is less than 0%:
$1,000 + [-1 x ($1,000 x Percentage Change)]
If a Barrier Event has not occurred, the payment on the Notes per $1,000 in principal amount will be between $1,000 and $1,195.

Barrier Event:
A Barrier Event will occur if the closing level of the Reference Asset, on any trading day during the Monitoring Period, is (a) less than the Lower Barrier Level or (b) greater than the Upper Barrier Level.

Monitoring Period:	Each trading day from the trading day immediately following the Trade Date through the Valuation Date, inclusive.
Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Initial Level:	The closing level of the Reference Asset on the Trade Date, as set forth on the cover page of this pricing supplement.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Lower Barrier Level:	80.5% of the Initial Level, as set forth on the cover page of this pricing supplement.
Upper Barrier Level:	119.5% of the Initial Level, as set forth on the cover page of this pricing supplement.
Calculation Agent:	RBCCM
U.S. Tax Treatment:	We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income

P-2	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
tax purposes. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences” which applies to the Notes.
Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date.
The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated December 20, 2023).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023 and the product prospectus supplement dated December 20, 2023 relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, each dated December 20, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement ERN-EI-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058558/ef20016910_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
HYPOTHETICAL EXAMPLES
The table set out below is included for illustration purposes only. The table illustrates the hypothetical Payment at Maturity for a hypothetical range of performance for the Reference Asset, assuming the following terms:
Hypothetical Initial Level:	1,000.00*
Hypothetical Lower Barrier Level:	805.00, which is 80.5% of the hypothetical Initial Level
Hypothetical Upper Barrier Level:	1,195.00, which is 119.5% of the hypothetical Initial Level
Principal Amount:	$1,000 per Note
* The hypothetical Initial Level of 1,000.00 used in the examples below has been chosen for illustrative purposes only and is not the actual Initial Level. The actual Initial Level is set forth on the cover page of this pricing supplement.
Hypothetical Final Levels are shown in the first column on the left. The remaining columns demonstrate, for circumstances in which a Barrier Event does not occur or does occur, the payment at maturity per $1,000 in principal amount.
	If a Barrier Event Does Not Occur:		If a Barrier Event Does Occur:
Hypothetical Final Level	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity per $1,000 in Principal Amount	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity per $1,000 in Principal Amount
1,500.00	N/A	N/A	102.00%	$1,020.00
1,400.00	N/A	N/A	102.00%	$1,020.00
1,300.00	N/A	N/A	102.00%	$1,020.00
1,200.00	N/A	N/A	102.00%	$1,020.00
1,195.00	119.50%	$1,195.00	102.00%	$1,020.00
1,100.00	110.00%	$1,100.00	102.00%	$1,020.00
1,010.00	101.00%	$1,010.00	102.00%	$1,020.00
1,000.00	100.00%	$1,000.00	102.00%	$1,020.00
990.00	101.00%	$1,010.00	102.00%	$1,020.00
900.00	110.00%	$1,100.00	102.00%	$1,020.00
805.00	119.50%	$1,195.00	102.00%	$1,020.00
800.00	N/A	N/A	102.00%	$1,020.00
700.00	N/A	N/A	102.00%	$1,020.00
600.00	N/A	N/A	102.00%	$1,020.00
500.00	N/A	N/A	102.00%	$1,020.00
400.00	N/A	N/A	102.00%	$1,020.00
300.00	N/A	N/A	102.00%	$1,020.00
200.00	N/A	N/A	102.00%	$1,020.00
100.00	N/A	N/A	102.00%	$1,020.00
0.00	N/A	N/A	102.00%	$1,020.00

P-5	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated, depending upon whether or not a Barrier Event occurs during the Observation Period.
Examples 1 and 2: A Barrier Event Does Not Occur.
Example 1: The Final Level of the Reference Asset is 1,100.
In this case, the investor will receive $1,000 plus a positive return equal to the Percentage Change, calculated as follows:
$1,000 + ($1,000 x 10%) = $1,000 + $100 = $1,100
If a Barrier Event does not occur, on a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,100.00, a 10.00% return on the Notes.
Example 2: The Final Level of the Reference Asset is 900.
In this case, the investor will receive $1,000 plus a one-for-one positive return equal to the absolute value of the Percentage Change, calculated as follows:
$1,000 + [-1 x ($1,000 x -10%)] = $1,000 + $100 = $1,100
If a Barrier Event does not occur, on a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,100.00, a 10.00% return on the Notes.
Examples 3-5: A Barrier Event Does Occur.
Example 3: The Final Level is 1,200.
In this case, the investor will receive $1,020. The Payment at Maturity represents a return of 2%, which is less than the Percentage Change of 20%.
Example 4: The Final Level is 1,000.
In this case, the investor will receive $1,020. The Payment at Maturity represents a return of 2%, which is greater than the Percentage Change of 0%.
Example 5: The Final Level is 800.
In this case, the investor will receive $1,020. The Payment at Maturity represents a return of 2%, which is greater than the Percentage Change of -20%, but is less than the absolute value of the Percentage Change (the Percentage Change is -20% and the absolute value of the Percentage Change is 20%).

P-6	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
•
The Notes Do Not Pay Interest and Your Return Could Be Zero or Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes may be less than the return you could earn on other investments. If a Barrier Event has not occurred, your return could be as little as 0%, and if a Barrier Event occurs, your return would be limited to 2%. Further, you should be aware that, even if a Barrier Event has not occurred, the Payment at Maturity could be less than $1,020 if the Final Level is less than 102% but greater than 98% of the Initial Level.

•
Your Potential Payment at Maturity Is Limited —If a Barrier Event has not occurred, the Payment at Maturity will depend upon the Percentage Change, and will be limited to $1,195, if the Lower Barrier Level is set to 80.5% of the Initial Level and if the Upper Barrier Level is set to 119.5% of the Initial Level.

In addition, if a Barrier Event has occurred, your return will be limited to $1,020 (representing a return of 2%), regardless of the Percentage Change as of the Valuation Date. Accordingly, a small change in the level of the Index during the Monitoring Period (for example, a change in the level of the Index on any trading day from 119.5% over the Initial Level to 119.6% over the initial Level) could significantly impact the payment due on the Notes. Because a Barrier Event will significantly impact the potential payment on the Notes, purchasers of the Notes in the secondary market should determine whether or not a Barrier Event has occurred prior to making an investment decision with respect to the Notes.
•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the level of the Reference Asset increases or decreases after the Trade Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
You Will Be Required to Include Income on the Notes Over Their Term Based Upon a Comparable Yield, Even Though You Will Not Receive Any Payments Until Maturity – We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under such treatment, the Notes are considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” and consult your own tax advisor.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

P-7	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value of the Notes that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount, the referral fee and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with companies included in the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the level of the Reference Asset, and, therefore, the market value of the Notes.

Risks Relating to the Reference Asset
•
You Will Not Have Any Rights to the Securities Included in the Reference Asset — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included

P-8	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
in the Reference Asset, and accordingly, any positive return on the Notes may be less than the potential positive return on those securities.
•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-9	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
INFORMATION REGARDING THE REFERENCE ASSET
All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by S&P Dow Jones Indices, the index sponsor. The index sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of the index sponsor discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.
The Reference Asset is intended to provide an indication of the pattern of price movements among U.S. large capitalization stocks. The calculation of the level of the Reference Asset is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P calculates the Reference Asset by reference to the prices of the constituent stocks of the Reference Asset without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the Reference Asset constituent stocks and received the dividends paid on those stocks.
Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the Reference Asset. Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the Reference Asset while a second listed share class line of the same company is excluded.
Computation of the Reference Asset
While S&P currently employs the following methodology to calculate the Reference Asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.
Historically, the market value of any component stock of the Reference Asset was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Reference Asset halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Reference Asset to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Reference Asset did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Reference Asset.
Under float adjustment, the share counts used in calculating the Reference Asset reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the Reference Asset. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.

P-10	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the Reference Asset. Constituents of the Reference Asset prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the Reference Asset. If a constituent company of the Reference Asset reorganizes into a multiple share class line structure, that company will remain in the Reference Asset at the discretion of the S&P Index Committee in order to minimize turnover.
The Reference Asset is calculated using a base-weighted aggregate methodology. The level of the Reference Asset reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Reference Asset is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Reference Asset, it serves as a link to the original base period level of the Reference Asset. The index divisor keeps the Reference Asset comparable over time and is the manipulation point for all adjustments to the Reference Asset, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Reference Asset, and do not require index divisor adjustments.
To prevent the level of the Reference Asset from changing due to corporate actions, corporate actions which affect the total market value of the Reference Asset require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Reference Asset remains constant and does not reflect the corporate actions of individual companies in the Reference Asset. Index divisor adjustments are made after the close of trading and after the calculation of the Reference Asset closing level.
Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change.  IWF changes resulting from partial tender offers are considered on a case-by-case basis.
License Agreement
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The Reference Asset is a product of S&P and/or its affiliates and has been licensed for use by us. The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Reference Asset to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the Reference Asset is the licensing of the Reference Asset and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Reference Asset is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of

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holders of the Notes into consideration in determining, composing or calculating the Reference Asset. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Reference Asset will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Reference Asset.  It is possible that this trading activity will affect the value of the Notes.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE REFERENCE ASSET OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE REFERENCE ASSET OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

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Absolute Return Barrier Notes Linked to the S&P 500® Index
HISTORICAL INFORMATION
The graph below sets forth the information relating to the historical performance of the Reference Asset from January 1, 2013 to December 21, 2023. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation.
S&P 500® Index (“SPX”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. Further, this discussion does not address the tax consequences applicable to any holders under section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period and adjustments in respect of the Notes will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount ("OID") on a hypothetical noncontingent debt instrument with that projected payment schedule. Under these rules, you will be required to include amounts in income during the term of the Notes, although we will not make any payments on the Notes until maturity.
This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) including the level of subordination, term, timing of payment and general market conditions, but excluding any adjustments for riskiness of the contingencies or liquidity of the Notes, and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule and comparable yield are constructed solely for tax purposes, and does not constitute a representation of the amount of contingent payments (if any) that we will make on the Notes.
The amount of interest that you will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments. Any net differences between actual payments received by a holder on a Note in a taxable year and the projected amounts of those payments will be accounted for as additional interest (in the case of a net positive adjustment) or as an offset to interest income in respect of the Notes (in the case of a net negative adjustment), for

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that taxable year. If the net negative adjustment for a taxable year exceeds the amount of interest on the Notes for that year, the excess will be treated as an ordinary loss in that year, but only to the extent the holder's total interest inclusions on the Notes exceed the total amount of any ordinary loss in respect of the Notes claimed by the U.S. holder under this rule in prior taxable years. Any net negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. holder has a net positive or negative adjustment for that year. Any net negative adjustment that is carried forward to a taxable year in which a holder sells or taxably disposes of the Notes reduces the holder's amount realized on the sale or other taxable disposition.
To obtain the comparable yield and projected payment schedule for your Note, you should call RBC Capital Markets, LLC toll free at 1-877-688-2301. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.
The adjusted issue price of the Notes will equal the Notes’ original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment debt instruments). Special rules apply in determining interest accruals for a U.S. holder that purchases the Notes for an amount that differs from the Note's adjusted issue price at the time of the purchase and such holders are urged to consult with their tax advisor.
Special rules apply if one or more contingent payments become fixed prior to maturity. If all remaining contingent payments become fixed substantially contemporaneously, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your Notes over the remaining term for the Notes in a reasonable manner. If one or more (but not all) contingent payments become fixed more than six months prior to the relevant payment date, applicable Treasury regulation provide that you should account for the difference between the original projected payments and the fixed payments by making an adjustment equal to the difference between the present value of the amount that is fixed and the projected amount of the contingent payment by discounting each amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield on the debt instrument. Additionally, the projected payment schedule is modified prospectively to reflect the fixed amount of the payment. You should consult your tax advisor regarding the application of these rules.
You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid to acquire the Notes, increased by the amount of interest income you have previously accrued in respect of the Notes (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments in respect of the Notes through the date of the sale or exchange. The rules for determining the adjusted basis for holders who acquire the Notes at a price other than the adjusted issue price are complex, such holders should consult their tax advisors for assistance in determining their adjusted basis in the Notes.
Any gain you recognize on the sale or maturity of the Notes generally will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and thereafter, capital loss. The deductibility of capital losses is limited.
Backup Withholding and Information Reporting. Payments made with respect to the Notes and proceeds from the sale of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service (“IRS”) or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.

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Non-U.S. Holders. The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of a Note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
Except as discussed below, payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the Notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. The Bank has determined that non-U.S. holders should not be subject to withholding under Section 871(m) of the Code on payments under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with the legislation. In addition, the Notes may constitute a “financial account” for these purposes and, thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending

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their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect. If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-17	RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to the S&P 500® Index
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on December 27, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated December 20, 2023. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated December 20, 2023.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. RBCCM or one of its affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering, and a referral fee to a broker-dealer that is not affiliated with us in an amount set forth on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

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STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value that is included on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount, the referral fee and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated December 20, 2023, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated December 20, 2023.

P-19	RBC Capital Markets, LLC